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                                                                 EXHIBIT (a)(12)

FOR IMMEDIATE RELEASE:


                     GRR MERGER CORP. ANNOUNCES EXTENSION OF
                 TENDER OFFER FOR GROUND ROUND RESTAURANTS, INC.

            Boston, Mass., October 6, 1997 -- GRR Merger Corp. announced that the condition to its tender offer for all outstanding shares of common stock of Ground Round Restaurants, Inc. (Nasdaq NMS: GRXR), with respect to liquor license approvals and non-applicability of tied-house statutes has not yet been satisfied, and that it had extended the offer. The offer will now expire at 6:00 p.m., New York City time, today, October 6, 1997, unless further extended.

            According to the preliminary report of the depositary for the offer, 8,396,061 shares, which, together with the 554,900 shares owned by GRR Merger Corp.'s parent, constitute approximately 80% of the outstanding shares, were tendered prior to 12 midnight, New York City time, on October 3, 1997, the initial expiration date of the tender offer. Of the shares tendered, approximately 11,567 shares were tendered by guaranteed delivery.

            GRR Merger Corp. is still seeking to enter into satisfactory arrangements with the applicable authorities in Massachusetts to allow liquor licenses held by Ground Round, the transfer of which is subject to approvals by such authorities, to continue in full force and effect following consummation of the offer and the merger pending receipt of such approvals, and is awaiting action by the Massachusetts legislature with respect to pending legislation to resolve issues existing under the Massachusetts tied-house statute.